

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2013

Cameron D. MacDougall
Secretary
New Residential Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **New Residential Investment Corp.**
> **Draft Registration Statement on Form S-11**
> **Submitted July 12, 2013**
> **CIK No. 1556593**

Dear Mr. MacDougall

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.	We note your counterparty credit exposure to Nationstar. Please provide additional disclosure on how the registrant monitors Nationstar's credit and/or any other aspects of Nationstar that could result in it being terminated as servicer.

3.	Please provide supporting documentation for factual statements contained in the prospectus where you cite third party sources or the text does not make clear the basis for your statement. In this regard, we note your disclosure in the "Market Opportunity and Target Assets" and "Excess Mortgage Servicing Rights" sections on page 2. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Management Agreement, page 12

4.	Please revise to disclose the amount of each type of fee paid and reimbursements paid in 2013.

Risk Factors, page 24

5.	Please revise to include a risk factor related to the fact that you may change your investment strategy, including your target asset classes, without an investor vote. We note your disclosure to this effect on pages 68 and 102.

Management's Discussion and Analysis…, page 65

6.	Please revise to include a discussion of key business trends, including with respect to key performance indicators. For example, please consider including a discussion of sequential reporting period trends in yields on excess MRSs, the net interest spread and prepayment rates on the agency MBS portfolio, and the credit quality of the non-agency MBS portfolio.

Residential Mortgage Loans, page 67

7.	Please revise to discuss your current investments in Residential Mortgage Loans.

Application of Critical Accounting Policies, page 68

8.	We note your sensitivity analysis. Please revise to disclose separately for interests in Excess MSRs owned directly versus interests owned through equity method investees.

Agency RMBS, page 82

9.   Please revise to include information about interest-rate type for both the agency
        and non-agency portfolios. Please also provide information about average loan
        size, if available, for the non-agency portfolio.

Conflicts of Interest, page 118

10.   Refer to the last full paragraph on page 118. We note your example of Fortress's
        fund primarily focused on investments in Excess MSRs and that Fortress has
        initiated marketing efforts for a second MSR fund. Please disclose all competing
        funds managed by your Manager and provide detail regarding the size of those
        competing funds.

Nonqualified Stock Option and Incentive Award Plan, page 133

11.   Please revise to explain the purpose of these incentive awards, given that the
        manager is already entitled to receive annual incentive compensation.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-2

12.   We note that you intend to issue options to purchase shares of your common stock
        to your Manager in connection with this offering. Please tell us what
        consideration you gave to these options in preparing your pro forma information.
        Also, please disclose the estimated fair value of these options, when known.

Unaudited Pro Forma Condensed Balance Sheet, page F-4

13.   Please add a column to reflect the pro forma effects of this offering.

14.   Please tell us what consideration you gave to presenting separate columns for
        closed and pending transactions.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-5

15.   Please expand Notes (B) – (E) to identify and quantify each investment
        subsequent to March 31, 2013 that is included in each adjustment amount.

Note (F), page F-5

16.   Please expand your note to quantify your cash balance as of May 15, 2013 and
        each of the adjustments made related to purchases, sales and financings.

Note (G), page F-5

17.   Please clarify why you have only presented adjustments to repurchase agreements through June 10, 2013. Also, please detail the amounts included in the total adjustment.

Note (H), page F-5

18.   Please expand your footnote to explain how this amount was calculated and the terms of the payable.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income, page F-8

19.   Please expand Notes (B) and (C) to show how you calculated the adjustments in more detail.

Exhibits

20.   Please file the consumer loan company agreements with Springleaf as exhibits or provide us an analysis as to why this is not required.

21.   Please file all other required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Kristi Marrone at 202-441-3429 or Jessica Barberich at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at 202-551-3402 or me at 202-551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director